As filed with the Securities and Exchange Commission on August 3, 2016 Securities Act File No. 333-194283
1940 Act File No. 811-22923
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. __ ☐
Post-Effective Amendment No. 6 ☒
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
Amendment No. 8 ☒

Infinity Core Alternative Fund
(Exact Name of Registrant as Specified in Charter)

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(Address of Principal Executive Offices)

414-299-2270

(Registrant’s Telephone Number)

Terrence P. Gallagher

235 West Galena Street

Milwaukee, WI 53212

(Name and Address of Agent for Service)

Copy to:
Joshua D. Deringer, Esq. Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996 215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-194283) of the Infinity Core Alternative Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C:

OTHER INFORMATION

Infinity Core Alternative Fund (the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements are included as Appendix A to the Statement of Additional Information filed herewith.

(2)	Exhibits

(a)(1)	Agreement and Declaration of Trust dated August 15, 2013 is incorporated by reference to Exhibit 2(a)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(a)(2)	Certificate of Trust dated August 15, 2013 is incorporated by reference to Exhibit 2(a)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(b)	By-Laws dated August 15, 2013 are incorporated by reference to Exhibit 2(b) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(c)	Not applicable.

(d)	Refer to Exhibits (a)(1), (b).

(e)	Not applicable.

(f)	Not applicable.

(g)(1)	Investment Management Agreement between Infinity Core Alternative Fund and Vivaldi Asset Management, LLC dated August 16, 2013 is incorporated by reference to Exhibit 2(g)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on March 3, 2014.

(g)(2)	Investment Sub-Advisory Agreement by and among Infinity Core Alternative Fund, Vivaldi Asset Management, LLC and Infinity Capital Advisors, LLC dated August 16, 2013 is incorporated by reference to Exhibit 2(g)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on March 3, 2014.

(h)	Form of Distribution Agreement is incorporated by reference to Exhibit 2(h) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on March 3, 2014.

(i)	Not applicable.

(j)	Form of Custody Agreement dated August 16, 2013 is incorporated by reference to Exhibit 2(j) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(k)(1)	Form of Administration, Fund Accounting and Recordkeeping Agreement dated August 16, 2013 is incorporated by reference to Exhibit 2(k)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(k)(2)	Form of Escrow Agreement dated August 16, 2013 is incorporated by reference to Exhibit 2(k)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(k)(3)	Platform Management Agreement dated August 16, 2013 is incorporated by reference to Exhibit 2(k)(3) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on March 3, 2014.

(k)(4)	Amended and Restated Expense Limitation and Reimbursement Agreement dated July 28, 2016 is filed herewith.

(k)(5)	Joint Insured Bond Agreement is incorporated by reference to Exhibit 2(k)(5) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on June 23, 2016.

(k)(6)	Joint Liability Insurance Agreement is incorporated by reference to Exhibit 2(k)(6) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on June 23, 2016.

(k)(7)	Powers of Attorney for David G. Lee and Robert Seyferth are incorporated by reference to Exhibit 2(k)(7) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on March 3, 2014.

(k)(8)	Power of Attorney for Anthony Fischer is incorporated by reference to Exhibit 2(k)(8) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on June 23, 2016.

(l)	Opinion of Drinker Biddle & Reath LLP is incorporated by reference to Exhibit 2(l)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on April 15, 2014.

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)	Form of Subscription Agreement is incorporated by reference to Exhibit 2(p) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on April 15, 2014.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(r)(2)	Code of Ethics of Vivaldi Asset Management, LLC is incorporated by reference to Exhibit (r)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

(r)(3)	Code of Ethics of Infinity Capital Advisors, LLC is incorporated by reference to Exhibit (r)(3) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) as previously filed on December 20, 2013.

Item 26. Marketing Arrangements

Please refer to Exhibit 2(h), the Distribution Agreement, which was previously filed as Exhibit 2(h) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-22923) on March 3, 2014.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Registration fees	$32,200
Legal fees	$100,000
Printing fees	$2,000
Blue Sky fees	$26,000
Transfer Agent fees	$38,000
Total	$198,200

Item 28. Persons Controlled by or Under Common Control With Registrant

The Board of Trustees of the Registrant is identical to the board of trustees and/or board of managers of certain other funds. Nonetheless, the Registrant takes the position that it is not under common control with the other funds since the power residing in the respective boards arises as a result of an official position with the respective funds.

Item 29. Number of Holders of Securities

Title of Class	Number of Shareholders*
Shares	909

* As of May 31, 2016.

Item 30. Indemnification

Sections 8.1-8.4 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:

Section 8.1             Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2             Indemnification. The Trust shall indemnify each of its Trustees and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and (b) either (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3             Indemnification Determinations. Indemnification of a Covered Person pursuant to Section 8.2 shall be made if (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4             Indemnification Not Exclusive. The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Vivaldi Asset Management, LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-78504), and is incorporated herein by reference.

Information as to the directors and officers of the Registrant’s investment sub-adviser, Infinity Capital Advisors, LLC (the “Sub-Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Sub-Adviser, and each director, executive officer, managing member or partner of the Sub-Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-73090), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, (2) the Investment Manager, (3) the Sub-Adviser, and/or (4) the Registrant’s counsel. The address of each is as follows:

1. UMB Fund Services, Inc.

    235 West Galena Street

    Milwaukee, WI 53212

2. Vivaldi Asset Management, LLC

    225 W. Wacker Drive, Suite 2100

    Chicago, IL 60606

3. Infinity Capital Advisors, LLC

    1075 Peachtree Street NE, Suite 2125

    Atlanta, GA 30309

4. Drinker Biddle & Reath LLP

    One Logan Square, Ste. 2000

    Philadelphia, PA 19103-6996

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes:

a. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”); (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, an Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 3rd day of August, 2016.

Infinity Core Alternative Fund

By:   /s/ Michael Peck

Name: Michael Peck

Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

* David G. Lee David G. Lee	Trustee	August 3, 2016
* Robert Seyferth Robert Seyferth	Trustee	August 3, 2016
* Anthony Fischer Anthony Fischer	Trustee	August 3, 2016
/s/ Michael Peck Michael Peck	President	August 3, 2016
/s/ Randal Golden Randal Golden * By: /s/ Michael Peck Michael Peck Attorney-In-Fact (pursuant to Power of Attorney)	Treasurer	August 3, 2016

Exhibit Index

(k)(4)	Amended and Restated Expense Limitation and Reimbursement Agreement